UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                           HIRSCH INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock (Class A and Class B)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   433550 10 0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [     ] Rule 13d-1(b)
                  [     ] Rule 13d-1(c)
                  [  X  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G


CUSIP No.  433550 10 0

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Paul Levine
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                      (b) [  ]
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    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
----------- --------------------------------------------------------------------

      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 899,621 (0 Class A and 899,621 Class B)*
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------


                           6      SHARED VOTING POWER

                                      200,000 (Class B)
                        --------- ----------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  899,621 (0 Class A and 899,621 Class B)*
                        --------- ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                      200,000 (Class B)
----------------------- --------- ----------------------------------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  899,621 (0 Class A and 899,621 Class B)*
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*       [X]
            *Excludes an aggregate of 200,000 shares owned by wife and trusts created for the benefit of his minor children, as to which beneficial ownership is disclaimed.
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            10.2% of the aggregate of Class A Common Stock and Class B
            Common Stock. 0% of Class A Common Stock and 33.7% of Class B Common Stock, respectively.

----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

                   IN
----------- --------------------------------------------------------------------
                                  SCHEDULE 13G

Item 1   (a)      Name of Issuer:
                  Hirsch International Corp.

         (b)      Address of Issuer's Principal Executive Offices:
                  200 Wireless Boulevard
                  Hauppauge, New York 11788

Item 2   (a)      Name of Person Filing:
                  Paul Levine

         (b) Address of Principal Business Office or, if None, Residence: c/o 200 Wireless Boulevard
                  Hauppauge, New York 11788

         (c)      Citizenship:
                  USA

         (d)      Title of Class of Securities:
                  Common Stock

         (e)      CUSIP Number: 433550 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                  Not applicable.

Item 4.           Ownership.  As of December 31, 2003
                  (a) Amount beneficially owned:899,621 (0 Class A and 899,621 Class B)
                  (b) Percent of class:0% (Class A); 33.7% (Class B)
                  (c) Number of shares as to which such person has:
                           (i)   Sole power to vote or direct the vote:
                                 899,621 (0 Class A and 899,621 Class B)
                           (ii)  Shared power to vote or direct the vote:
                                 200,000* (Class B)
                           (iii) Sole power to dispose or direct the disposition
                                 of: 899,621 (0 Class A and 899,621 Class B)
                           (iv)  Shared power to dispose or direct the
                                 disposition of: 200,000* (Class B)

*Includes an aggregate of 200,000 shares owned by wife and trusts created for the benefit of his minor children, as to which beneficial ownership is disclaimed.

Item 5.           Ownership of Five Percent or Less of a Class.
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  Not applicable.

Item 10.          Certification.
                  Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2004


                                             /s/ Paul Levine
                                             ---------------
                                             PAUL LEVINE